Exhibit(d)(6)

SUPPLEMENTARY BENEFIT

FOUR YEAR RENEWABLE AND NON-CONVERTIBLE TERM

This benefit is part of your policy. Should any provisions in your policy conflict with this benefit, the provisions of this benefit will prevail.

Effective Date. This benefit takes effect on the Policy Date set out in the Policy Information section of your policy.

Lives Insured are the persons whose lives are insured under your policy, as set out in the Policy Information section of your policy.

Benefit. This benefit provides an additional insurance amount, payable on the death of the last-to-die of the Lives Insured. The amount is set out in the Policy Information section of your policy.

On receiving due proof of the death of the last-to-die of the Lives Insured while the benefit was in force, we will pay the death benefit amount to the same beneficiary and in the same manner as the proceeds payable under your policy.

Expiry Date. This benefit will terminate four years from the Policy Date. It cannot be renewed after the Expiry Date set out in the Policy Information section of your policy.

Benefit Cost. The cost of the benefit is one of the Monthly Deductions under your policy. The annual cost is set out in the Policy Information section of your policy.

Suicide. If the first death is by suicide within two years after the Issue Date, you may include this rider for one-half the benefit amount with the re-issued single-life policy.

If the last death is by suicide within two years after the Issue Date, the amount of any insurance under this benefit will not be paid.

Validity. With respect to each of the Lives Insured, we cannot contest the validity of this benefit after it has been in force during each person’s lifetime for two years from the Issue Date.

Benefit Reduction. The amount of insurance under this benefit will reduce proportionally upon the occurrence of any of the following:

(a)	any reduction in the Face Amount of your basic policy; or

(b)	a partial Net Cash Surrender Value withdrawal made under your policy.

Termination. This benefit terminates on the earliest of:

(a)	the benefit Expiry Date set out in the Policy Information section of your policy;

(b)	the termination date of your policy; or

(c)	the date we receive your Written Request for cancellation of this benefit.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

President